Exhibit A-3

The capitalization ratio of ScottishPower under US GAAP as of 30 September 2005 is as follows:

Narrative	In Millions ($)	% of Capitalization
Common Stock Holders Funds	8,644.2	44%
Short term debt	812.2	4%
Long term debt	10,376.3	52%

Total Capitalization	19,832.7	100%